ARMADIO, INC.

Reviewed Financial Statements For The Years Ended December 31, 2017 and 2016

September 5, 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Armadio, Inc.
Dover, DE

We have reviewed the accompanying financial statements of Armadio, Inc. (a corporation), which comprise the balance sheet as of December 31, 2017 and 2016, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
September 5, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

ARMADIO, INC.
BALANCE SHEET
DECEMBER 31, 2017
_____

ASSETS

	2017	2016
CURRENT ASSETS		
Cash	$ 80,164	$ 168,057
Inventory	76,888	76,607
TOTAL CURRENT ASSETS	157,052	244,664
TOTAL ASSETS	157,052	244,664

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	16,236	44,878
Unearned Revenue	502	1,759
TOTAL CURRENT LIABILITIES	16,738	46,637
NON-CURRENT LIABILITIES		
Convertible Notes	933,513	441,011
TOTAL LIABILITIES	950,251	487,648
SHAREHOLDERS' EQUITY		
Common Stock (15,000,000 Authorized, 10,000,000 Issued and Outstanding, $.0001 par value)	1,000	1,000
Retained Earnings (Deficit)	(794,199)	(243,984)
TOTAL SHAREHOLDERS' EQUITY	(793,199)	(242,984)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 157,052	$ 244,664

ARMADIO, INC.
INCOME STATEMENT
FOR YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

		2017		2016
Operating Income				
Sales, Net	$	160,334	$	256,462
Cost of Goods Sold		(73,741)		(110,898)
Gross Profit		86,593		145,564
Operating Expense				
General & Administrative		206,381		94,217
Selling & Marketing		167,062		126,685
Salaries & Wages		109,440		36,000
Legal & Professional		97,239		65,189
Rent		25,800		14,118
		605,922		336,209
Net Income from Operations		(519,329)		(190,645)
Other Income (Expense)				
Interest Expense		(30,548)		(10,782)
Tax Expense		(338)		(87)
Net Income	$	(550,215)	$	(201,514)

ARMADIO, INC.
STATEMENT OF CASH FLOWS
FOR YEARS ENDED DECEMBER 31, 2017 AND 2016

_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (550,215)	$ (201,514)
Change in Inventory	(281)	(54,683)
Change in Accounts Payable	(28,642)	32,219
Change in Unearned Revenue	(1,257)	1,759
Net Cash Flows From Operating Activities	(580,395)	(222,219)
Cash Flows From Financing Activities		
Change in Convertible Notes Payable	492,502	346,974
Net Cash Flows From Investing Activities	492,502	360,282
Cash at Beginning of Period	168,057	29,994
Net Increase (Decrease) In Cash	(87,893)	138,063
Cash at End of Period	$ 80,164	$ 168,057

ARMADIO, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	<u>2017</u>	<u>2016</u>
Beginning Balance	(242,984)	(20,470)
Non-Monetary Retained Earnings Adjustment	-	(21,000)
Net Income	(550,215)	(201,514)
Ending Balance	(793,199)	(242,984)

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Armadio, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is an e-commerce retailer that produces and sells Italian leather handbags and shoes.

NOTE B- GOING CONCERN

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company suffer net operating losses of $550,215 and $201,514 in 2017 and 2016, respectively.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company will conduct a crowd offering campaign to raise capital. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through September 5, 2019 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Rent

The Company currently occupies office space under a cancellable operating lease. The lease expires in July 2018 and may be renewed at the option of the Company at the then-current market rate. The monthly rental payment is $3,200. The total amount owed in 2018 amounts to $22,400.

Inventory

The Company values inventory on the cost basis.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from

an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filings for 2015, 2016, and 2017, will remain subject to review by the Internal Revenue Service until 2019, 2020, and 2021 respectively.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's tax filings in the State of Delaware for 2015, 2016, and 2017 remain subject to review by that State until 2019, 2020, and 2021, respectively.

NOTE D- DEBT

On February 8th, 2016, the Company issued a convertible note of $25,000. The note has a term of two years and an interest rate of 5%. The note could convert into common shares under certain pre-defined circumstances, including maturity conversion by the holder or qualified equity financing. In a conversion event, the shares could be issued at a 20% discount. (Generale)

On February 9th, 2016, the Company issued a convertible note of $25,000. The note has a term of two years and an interest rate of 5%. The note could convert into common shares under certain pre-defined circumstances, including maturity conversion by the holder or qualified equity financing. In a conversion event, the shares could be issued at a 20% discount. (Vittorio)

On April 20, 2016, the Company issued a convertible note of $20,000. The note has a term of two years and an interest rate of 5%. The note could convert into common shares under certain pre-defined circumstances, including maturity conversion by the holder or qualified equity financing. In a conversion event, the shares could be issued at a 20% discount. (Rafael)

On May 10, 2016, the Company issued a convertible note of $3,500. The note has a term of two years and an interest rate of 5%. The note could convert into common shares under certain pre-defined circumstances, including maturity conversion by the holder or qualified equity financing. In a conversion event, the shares could be issued at a 20% discount. (Antonio)

On May 11, 2016, the Company issued a convertible note of $2,970. The note has a term of two years and an interest rate of 5%. The note could convert into common shares under certain pre-defined circumstances, including maturity conversion by the holder or qualified equity financing. In a conversion event, the shares could be issued at a 20% discount. (Filippo)

On June 2, 2016 the Company issued a convertible note of $10,000. The note has a term of two years and an interest rate of .5%. The note could convert into common shares under certain pre-defined circumstances, including maturity conversion by the holder or qualified equity financing. In a conversion event, the shares could be issued at a 20% discount. (Generale)

On October 14, 2016, the Company issued a convertible note of $7,000. The note has a term of 18 months and an interest rate of 5%. The note could convert into common shares under certain pre-defined circumstances, including maturity conversion by the holder or qualified equity financing. In a conversion event, the shares could be issued at a 20% discount. (Davide)

On December 21, 2016, the Company issued a convertible note of $15,000. The note has a term of two years and an interest rate of 3%. The note could convert into common shares under certain pre-defined circumstances, including maturity conversion by the holder or qualified equity financing. In a conversion event, the shares could be issued at a 20% discount. (Emanuele)

On December 21, 2016, the Company issued a convertible note of $35,000. The note has a term of two years and an interest rate of 3%. The note could convert into common shares under certain pre-defined circumstances, including maturity conversion by the holder or qualified equity financing. In a conversion event, the shares could be issued at a 20% discount. (Scheller)

On December 21, 2016, the Company issued a convertible note of $100,000. The note has a term of two years and an interest rate of 3%. The note could convert into common shares under certain pre-defined circumstances, including maturity conversion by the holder or qualified equity financing. In a conversion event, the shares could be issued at a 20% discount. (CircleUp)

On December 21, 2016 the Company issued a convertible note of $50,000. The note has a term of two years and an interest rate of 3%. The note could convert into common shares under certain pre-defined circumstances, including maturity conversion by the holder or qualified equity financing. In a conversion event, the shares could be issued at a 20% discount. (Massimo)

On January 9, 2017 the Company issued a convertible note of $20,000. The note has a term of two years and an interest rate of 3%. The note could convert into common shares under certain pre-defined circumstances, including maturity conversion by the holder or qualified equity financing. In a conversion event, the shares could be issued at a 20% discount. (Gardelli)

On March 20, 2017, the Company issued a convertible note of $50,000. The note has a term of two years and an interest rate of 3%. The note could convert into common shares under certain pre-defined circumstances, including maturity conversion by the holder or qualified equity financing. In a conversion event, the shares could be issued at a 20% discount. (Giuseppe)

On March 20, 2017 the Company issued a convertible note of $50,000. The note has a term of two years and an interest rate of 3%. The note could convert into common shares under certain pre-defined circumstances, including maturity conversion by the holder or qualified equity financing. In a conversion event, the shares could be issued at a 20% discount. (Luca)

On April 21, 2017 the Company issued a convertible note of $15,000. The note has a term of two years and an interest rate of 3%. The note could convert into common shares under certain pre-defined circumstances, including maturity conversion by the holder or qualified equity financing. In a conversion event, the shares could be issued at a 20% discount. (Stoppa)

On April 28, 2017, the Company issued a convertible note of $150,000. The note has a term of two years and an interest rate of 3%. The note could convert into common shares under certain pre-defined circumstances, including maturity conversion by the holder or qualified equity financing. In a conversion event, the shares could be issued at a 20% discount. (Rancilo)

On June 13, 2017 the Company issued a convertible note of $75,000. The note has a term of two years and an interest rate of 3%. The note could convert into common shares under certain pre-defined circumstances, including maturity conversion by the holder or qualified equity financing. In a conversion event, the shares could be issued at a 20% discount. (Ranchilo 2)

On September 30, 2017, the Company issued a convertible note of $60,000. The note has a term of two years and an interest rate of 3%. The note could convert into common shares under certain pre-defined circumstances, including maturity conversion by the holder or qualified equity financing. In a conversion event, the shares could be issued at a 20% discount. (Luigina)

On October 18, 2017 the Company issued a convertible note of $25,000. The note has a term of two years and an interest rate of 3%. The note could convert into common shares under certain pre-defined circumstances, including maturity conversion by the holder or qualified equity financing. In a conversion event, the shares could be issued at a 20% discount. (Palla)

On November 21, 2017 the Company issued a convertible note of $25,000. The note has a term of two years and an interest rate of 3%. The note could convert into common shares under certain pre-defined circumstances, including maturity conversion by the holder or qualified equity financing. In a conversion event, the shares could be issued at a 20% discount. (Moschini)

On November 22, 2017, the Company issued a convertible note of $75,000. The note has a term of two years and an interest rate of 3%. The note could convert into common shares under certain pre-defined circumstances, including maturity conversion by the holder or qualified equity financing. In a conversion event, the shares could be issued at a 20% discount. (Lelo)

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before January 5, 2018, the date that the financial statements were available to be issued.

The Company has agreed with certain lenders to delay repayment of debt maturing during 2018. Notes with delayed repayment schedules retain their conversion features and may convert to equity subsequent to the Company's equity crowdfund offering.